EIGER TECHNOLOGY, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2007
with
Comparative figures as at September 30, 2006
and
For the nine months ended June 30, 2007 and 2006

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Consolidated Balance Sheet

	June 30	September 30
	2007	2006
	(Unaudited)	(Audited)

Assets

Current
Cash and Marketable Securities	$37,000	$102,000
Accounts Receivable	115,000	262,000
Prepaid Expenses	27,000	34,000
Income Tax Recovery	-	7,000

	179,000	405,000

Equity Investment (Note 4)	489,000	-
Property and Equipment (Note 5)	53,000	986,000
Advance to Related Corporations (Note 6)	3,047,000	31,000
Licensing Rights	-	1,479,000

	$3,768,000	$2,901,000

Liabilities and Shareholders' Deficit

Current
Accounts Payable and Accrued Charges	$1,401,000	$1,077,000
Other payables	-	699,000
Deferred revenue	-	458,000

	1,401,000	2,234,000

Non-Controlling Interests in Subsidiaries	-	695,000

Shareholders' Equity (Deficit)
Share Capital (Note 8)	44,375,000	43,839,000
Stock-Based Compensation	1,264,000	1,705,000
Deficit	(43,272,000)	(45,572,000)

	2,367,000	(28,000)

	$3,768,000	$2,901,000

On Behalf of the Board:

"John Simmonds"	Director
John Simmonds

"Jason Moretto"	Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Consolidated Statement of Operations and Deficit

For the period ended June 30	2007	2007	2006	2006
	Current Quarter	Year-to-Date	Quarter	Year-to-Date
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$-	$-	$1,082,000	$3,130,000

Cost of Revenues	-	-	583,000	1,965,000

Gross Profit	-	-	499,000	1,165,000

Expenses
Selling, General and Administrative	1,041,000	1,440,000	346,000	1,104,000
Amortization of Property and Equipment	3,000	9,000	80,000	242,000
Interest and Bank Charges	1,000	2,000	47,000	148,000

	1,045,000	1,451,000	473,000	1,494,000

Income (Loss) from Operations	(1,045,000)	(1,451,000)	26,000	(329,000)

Other Income
Interest income (expense)	1,000	1,000	-	-
Earnings (Loss) from Equity Investments	(229,000)	(155,000)	-	-
Gain (Loss) on Sale of Investment in Subsidiary	-	(569,000)	-	-
Gain (Loss) on Dilution - (Note 2)	4,479,000	4,479,000	-	-
	4,251,000	3,756,000	-	-

Earnings (Loss) from Continuing Operations
Before Income Taxes	3,206,000	2,305,000	26,000	(329,000)
Provision (Recovery) of Income Taxes	-	5,000	-

Earnings (Loss) from Continuing Operations	3,206,000	2,300,000	26,000	(329,000)

Stock-Based Compensation	-	-	429,000	438,000
Non-Controlling Interests	(31,000)	-	36,000	(8,000)

Net Earnings (Loss)	3,175,000	2,300,000	(439,000)	(759,000)

Retained Earnings (Deficit), Beginning of Period	(46,447,000)	(45,572,000)	(45,126,000)	(44,806,000)

Retained Earnings (Deficit), End of Period	$(43,272,000)	$(43,272,000)	$(45,565,000)	$(45,565,000)

Earnings (Loss) Per Weighted Average Number of Shares Outstanding - Basic and Diluted:

Continuing Operations	$0.08	$0.06	$0.00	$(0.01)

Net Earnings (Loss)	$0.08	$0.06	$(0.01)	$(0.02)

Weighted Average Number of Shares Outstanding - Basic and Diluted:

	41,372,146	39,670,085	38,819,054	38,819,054

EIGER TECHNOLOGY, INC.
Consolidated Statement of Cash Flows

	2007 Current Quarter (Unaudited)	2007 Year-to-Date (Unaudited)	2006 Current Quarter (Unaudited)	2006 Year-to-Date (Unaudited)
Cash Flows from Operating Activities:
Net Earnings (Loss) for the Period	$3,175,000	$2,300,000	$(439,000)	$(759,000)
Adjustments for:
Stock-Based Compensation	-	-	429,000	438,000
Dilution gain	(4,479,000)	(4,479,000)	-	-
Loss on sale	-	569,000	-	-
Loss of equity accounted investee	229,000	155,000	-	-
Amortization	3,000	9,000	80,000	242,000

	(1,072,000)	(1,446,000)	70,000	(79,000)
Changes in Non-Cash Working Capital:
Accounts Receivable	207,000	(104,000)	139,000	308,000
Prepaid Expenses	(16,000)	(17,000)	31,000	(123,000)
Income tax recovery	-	7,000	-	-
Advances to Corporations	(1,001,000)	(1,099,000)	-	-
Accounts Payable	768,000	1,665,000	63,000	(413,000)
Other Payable	-	(699,000)	(273,000)	(237,000)
Deferred Revenue	-	-	(392,000)	9,000

	(1,114,000)	(1,693,000)	(362,000)	(535,000)
Cash Flows from Investment Activities:
Sale (Purchase) of Property and Equipment	-	-	(1,485,000)	(1,662,000)
Goodwill and Other Assets	-	-	-	20,000
	-	-	(1,485,000)	(1,642,000)
Cash Flows from Financing Activities;
Long-Term Debt
Sale of Common Shares	-	-	-	(82,000)
Non-Controlling Interests	536,000	536,000	-	-
	438,000	1,119,000	1,531,000	2,264,000

	974,000	1,655,000	1,531,000	2,182,000

Net Increase (Decrease) in Cash	(140,000)	(38,000)	(316,000)	5,000

Cash and Cash Equivalents - Beginning of Period	177,000	75,000	354,000	33,000

Cash and Cash Equivalents - End of Period	$37,000	$37,000	$38,000	$38,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2007

1. Organization and Nature of Business:

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc.
on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

2. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2006. However, Eiger's interest in Newlook decreased from
85% to 42% during the second quarter of 2007, resulting in Eiger changing its accounting for Newlook from consolidation to equity accounting. As a result of this, the company has recognized a dilution gain of $4,479,000. During the third quarter of 2007, Eiger's interest in Racino Royale, Inc.
decreased from 50%to 45%, resulting in Eiger changing its accounting for Racino to equity accounting.
These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30,2006.

3. Going Concern:

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations. The
Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

4. Equity Investment:

The Company's equity investments consist of an ownership interest in Newlook Industries Corp. and
Racino Royale, Inc. The carrying value of investments is summarized as follows:

Racino Royale, Inc.		489,000
Newlook Industries Corp.		0

		489,000

5. Property and Equipment:

		Net Book
		Value

Furniture and fixtures		49,000
Computer software		4,000

		53,000

6. Advance to Corporation:

Newlook Industries Corp.		862,000
OnlineTel		1,613,000
Racino Royale, Inc.		229,000
Alexa Properties		156,000
Club Connects		2,000
ADH		185,000

		3,047,000

Advances noted above are unsecured, non-interest bearing and have no specific repayment terms.

7. Commitments and Contingencies:

The Company is obligated under an office premise lease until February 2011. Under the terms of the agreement, the Company is committed to rental payments as follows:

	2007	38,500
	2008	102,000
	2009	102,000
	2010	102,000
	2011	34,000

		378,500

8. Share Capital:

Authorized: 100,000,000 Common Shares without par value.

Issued: 42,389,054 Common Shares.

Stock Options Issued: 3,556,000 Options.